

March 27, 2014

Via Facsimile
Ms. Jan L. Schott, Senior Vice President and
Chief Financial Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, Texas 77002

      Re: **Goodrich Petroleum Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 21, 2014
             File No. 001-12719

Dear Ms. Schott:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business and Properties, page 3

Oil and Natural Gas Operations and Properties, page 7

Oil and Natural Gas Reserves, page 9

1.   We note on page 11, you developed 8.3 Bcfe, or approximately 5%, of your total proved undeveloped reserves booked as of December 31, 2012. As your 2013 conversion rate of approximately 5% is well below an average five-year straight-line conversion rate of 20%, please tell us how you intend to achieve conversion of the remaining proved undeveloped reserves within five years of the date of initial booking. Refer to Rule 4-10(a)(31) of Regulation S-X.

<u>Financial Statements, page 58</u>

<u>Supplemental Information (Unaudited), page 90</u>

<u>Oil and Natural Gas Producing Activities (Unaudited), page 90</u>

2.   Please revise the disclosure of proved oil and natural gas reserves on pages 91 and 92 to separately disclose proved developed reserves and proved undeveloped reserves as of the beginning and end of each year. Refer to FASB ASC Topic 932-235-50-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Donald F. Delaney, Senior Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

                                                Sincerely,

                                                /s/ Ethan Horowitz

                                                Ethan Horowitz
                                                Branch Chief